U. S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             TRIAD INNOVATIONS, INC.
                 (Name of Small Business Issuer in its charter)
                                 CIK:0001107384


NEVADA                                                   93-0863198
------------------------------------                 --------------
State or other jurisdiction of                       IRS Employer ID Number
Incorporation or organization

800 North Rainbow Boulevard, Suite #208,  Las Vegas, NV  89107
----------------------------------------------------------------------------
(Address of principal executive offices)          (Zip Code)

                                  702-948-5007
                                  ------------
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: None

               Securities to be registered under Section 12(g) of
                                    the Act:

                         Common Stock, $0.001 par value.
                                (Title of class)

                                                 TABLE OF CONTENTS
                                                      PART I
                                                                                                          PAGE
Item 1.                    Business.....................................................                  3

Item 2.                    Management's Discussion and Analysis of Financial
                           Condition and Results of Operations....................                        19

Item 3.                    Properties..................................................                   21

Item 4.                    Security Ownership of Certain Beneficial Owners
                           and Management........................................                         21

Item 5.                    Directors and Executive Officers of the Registrant..........                   23

Item 6.                    Executive Compensation......................................                   27

Item 7.                    Certain Relationships and Related Transactions..............                   28

Item 8.                    Description of Securities...................................                   29

                                                      PART II

Item 1.                    Market for Registrant's Common Stock and
                           Security Holder Matters...............................                         30

Item 2.                    Legal Proceedings...........................................                   31

Item 3.                    Changes in and Disagreements with Accountants
                           on Accounting and Financial Disclosure................                         31

Item 4.                    Recent Sales of Unregistered Securities.....................                   31

Item 5.                    Indemnification of Directors and Officers..................                    47

                                                     PART F/S

Signature Page................................................................                            48

Financial Statements and Supplementary Data..................................                             F-1-F-17

Index to Exhibits.......................................................................                  49

                                                         2

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Triad Innovations, Inc. (formerly Saker One Corporation)("Triad" or "Company") was created on December 23, 1981 in the State of Utah as Cavalier Resources Corporation. The name was later changed to Saker One Corporation. Saker One and Triad entered into a Plan and Agreement of Reorganization in 1998 whereby Triad merged into a wholly owned subsidiary of Saker and subsequently Saker changed its name to Triad Innovations, Inc. after redomiciling to Nevada. Over the years, the Company has engaged in various enterprises, none of which have been successful. The Company owns all of the outstanding stock of Triad, a Texas corporation, which owns 100% of the outstanding stock of Fuge Systems, Inc., a Texas corporation. In 1998, Michael Bloom, James LaPorte, Natural Resources Limited Company, and the Kaden Gordon Group I, Ltd. entered into Contribution Agreements under which they contributed technology and licenses to Saker One. Michael Bloom received 2,500,000 shares, James LaPorte received 1,350,000 shares, Kaden Gordon Group I, Ltd. received 800,000 shares and Natural Resources Limited Company received 1,200,000 shares.

         The Company has two wholly owned subsidiaries, Triad Compressor, Inc. and Fuge Systems, Inc.

         Triad Compressor ("Compressor") was organized on February 20, 1996 as a wholly owned subsidiary of Intelligent Design Systems, Inc. (IDS). Compressor became a separately owned company when IDS declared a dividend and distributed Compressor stock to IDS stockholders. Triad then acquired all the outstanding stock from IDS stockholders at a special stockholders meeting on December 21, 1998.

         Fuge Systems, Inc. was created on October 4, 1995 as a wholly owned subsidiary of IDS, which as a wholly owned subsidiary of Compressor, was spun off from IDS, in November 1998. It is now a separate subsidiary of Triad.

         The primary asset of Compressor is for compressing industrial gases, natural gases or air. The size and simplicity of Triad's prototype compressor provides opportunities involving compact service requirements. While compact size and low fabrication costs offer marketing advantages for Triad's design, the compressor industry is very competitive and design advantages are less valuable without name recognition and strong marketing infrastructure.

Triad views the economic potential for the compressor technology to be of value, but less significant than Triad's centrifuge technology.

         The primary asset of Fuge is fluid centrifuge technology under development for multiple applications in industry. Some of the industrial applications under investigation include industrial gas production of oxygen and nitrogen, natural gas processing, and ethanol (solvent) de-hydration. Fuge owns several prototype centrifuge models along with miscellaneous tools and test equipment all located in rented shop facilities in Mankato, Minnesota.

         Both products are still in the development stage and all expenses related to the research and development are expensed as incurred. Neither product has reached the commercially viable state and while all activities are directed to that end, the Company is considered to be a development stage company and all financial activity of that stage is reported since inception as defined by SFAS #7.

         Fuge is the owner of U.S. Patent 5,902,224 titled Mass-Mass Cell Gas Centrifuge issued May 11, 1999. Fuge intends to seek additional patents as warranted from further research and development activities.

         The intellectual property assets are encumbered by certain royalty and security agreements retained upon the transfer of license rights held by others including certain Officers and Directors of the Company. (See "Royalty Agreements").

         Triad has retained Stancil & Co. ("Stancil") to assist with the marketing and development of Triad's technologies and to provide independent verification of performance tests. Stancil is a professional consulting firm specializing in the technical and economic issues of the energy and chemical industries. Following these verification tests, Triad will pursue joint development agreements or other funding arrangements for the specific applications presented in this report. Plans are to develop four to five projects concurrently in the next year with commercial applications in place by 2001. Development work in 2001 would focus on broadening the testing to include projects with more diverse applications.

         A distribution method of products or services has not been established as the Company is still in development stage for its products. The Company is considering nonexclusive license arrangements to industry as a means of marketing. The Company may acquire, own, and/or operate properties where the technology can be deployed. The Company has issued press releases announcing plans to focus on development of the centrifuge for ethanol de-hydration. Research and development activities are being directed to this end. Funding for these activities is being derived from certain shareholder loans.

                     BACKGROUND OF GAS CENTRIFUGE TECHNOLOGY

         In the 1930s, Jesse W. Beams of the University of Virginia first proved the ability to separate molecules using a gas centrifuge based upon slight differences in molecular weights. Mr. Beams demonstrated that a high-speed centrifuge could separate isotopes of chlorine into depleted and enriched fractions. Several high-speed gas centrifuges have been developed and operated successfully since Mr. Beams' initial discoveries.

         The use of gas centrifuge technology has primarily focused on enrichment of fissionable isotopes. Mr. Beams successfully separated uranium isotopes in 1940. Lacking the fully developed technology of high-speed rotating machinery, the gas centrifuge method for enriching uranium for the war effort was abandoned in 1943 in favor of the gaseous-diffusion process. In the years after World War II, W.E. Groth of Germany made improvements in size, efficiency, and speed of gas centrifuges for such separations. Gernot Zippe made further advances, developing a light and durable ultracentrifuge for such separations. Building upon Mr. Zippe's work at the University of Virginia, the U.S. Atomic Energy Commission ("AEC") implemented a development program in 1960 aimed at achieving large-scale, economically competitive uranium enrichment with gas centrifuge technology. The Zippe rotor design is currently used for uranium enrichment by the European corporation, Urenco, and in Russia.

         Further commercialization of gas centrifuge technology has been slow, largely due to the U.S. Government's efforts toward national security. Most of the U.S. Government's gas centrifuge technology, including the design of its enrichment facility at Oakridge, Tennessee, has been kept classified. Moreover, private U.S. companies were not originally allowed to develop gas centrifuge technology. As an example, Electronucleonics was a fledgling start-up company, which contacted the AEC in 1967 seeking to collaborate on gas centrifuge research. Following their meeting with the AEC, the Government sealed the premises and confiscated their records. While its shareholders were compensated, Electronucleonics was not allowed to continue its efforts.

                               PRODUCT DESCRIPTION

BACKGROUND OF TRIAD CENTRIFUGE TECHNOLOGY

         Inventor   Michael  R.  Bloom  initiated  the  development  of  Triad's centrifuge  technology in 1989 to expand commercial  applications.

         Mr. Bloom's initial design effort lead to a narrow centrifuge, known as the MMC, which operates in a batch-processing mode and provides the basis for Triad's first gas centrifuge patent. Triad corresponding patent (U.S. Patent Number 5,902,224) was issued on May 11, 1999.

         This patent provides up to 16 patent rights, including the use of multiple plates with "bow shock" openings in the plates; use of a liquid solvent; the selective placement of inlet and outlet ports; and other mechanical specifications.

         Using one MMC centrifuge, Mr. Bloom separated oxygen from air, achieving oxygen purity as high as 95 to 99 percent using one centrifuge. Mr. Bloom further conducted separations using natural gas, demonstrating the removal of such components as carbon dioxide and hydrogen sulfide.

         More recent developments have led to new designs, which Triad refers to as continuous centrifuge designs. These continuous designs exclude some of the features of the MMC centrifuge while including other improvements. Triad is currently preparing a patent application that includes in excess of 60 additional claims based on these new developments. In all, Triad's technology is founded on the testing of approximately 120 different rotors developed by Mr. Bloom.

         A tornado hit St. Peter, Minnesota, on March 26, 1998, and destroyed much of the centrifuge equipment in Mr. Bloom's test laboratory. A centrifuge test facility was temporarily established in San Antonio, Texas. Centrifuge development in San Antonio continued toward air separation, natural gas conditioning, and ethanol purification. In July 1999, Triad's test facilities were moved to Mankato, Minnesota. The internal parts of the San Antonio Rotor were fabricated using polyethylene and carbon seals. In the past few months, Triad has fabricated three larger centrifuges with alloy rotors and industrial seals ("1999 Rotor Designs"). Triad intends to use these 1999 Rotor Designs to conduct verification work as well as to begin on-site pilot testing.

         Triad's centrifuge technology lays the groundwork for commercialization of high- capacity, continuous flow gas centrifuges for molecular separations. While only 14 inches tall and 12 inches in diameter, the San Antonio Rotor was capable of separating up to three gallons of ethanol per minute with a speed of 8,000 RPM. The 1999 Rotor Designs are 23 inches in height and 13 inches in diameter. Triad estimates a separation capacity for these 1999 Rotor Designs to be in excess of 20 liquid gallons per minute with rotor speeds of less than 15,000 RPM.

         In addition to successful separations involving air, natural gas, and ethanol mixtures, additional work has been conducted to purify sulfuric acid from a spent cleaning solution.

         Additional performance tests are planned for separation of suspended and dissolved solids in liquids, separation of benzene from a heart-cut gasoline stream, and gaseous mixture separations, which include continuous air separation. Further tests are also planned in both of these areas. A number of these project applications are discussed separately in the following market assessment. Triad is currently completing a pilot centrifuge design for Gulf Tex for the purification of agriculture wastewater.

         Triad will emphasize high on-stream reliability and low capital requirements by operating the centrifuges at RPM ranges of 10,000 to 15,000. Mechanical reliability of rotating equipment has advanced significantly since original gas centrifuge designs. Triad intends to further bolster the centrifuge's mechanical integrity and capital requirements by working with established mechanical engineering firms specializing in rotating equipment design and fabrication.

         Triad has retained Stancil & Co. as independent consultants to verify performance testing and to assist with further market development. The intellectual property law firm of Merchant and Gould is assisting Triad to obtain its additional patent rights.

                                MARKET ASSESSMENT

COMPETING SEPARATION METHODS

         Component separation is one of the fundamental processes in manufacturing. Simple equipment such as filters, centrifuges, cyclones, and settlers are used to separate solid-liquid mixtures, multi-phase liquids, and gas-liquid mixtures. Separations on a molecular level are more difficult with numerous processes developed for various applications. Following are conventional processes commonly used for molecular separations in the chemicals and energy industries:

o Distillation--Separating vapor and liquid phases by varying temperature and pressure.
o Gas Absorption-- Separating by dissolving certain components of a gas mixture in a liquid.
o Extraction -- Dissolving of certain components of a liquid mixture or a solid (leaching) in another liquid.
o Adsorption -- Separating components in liquid or gas mixtures by selective attraction and storage.

         Additional separation processes include chromatography, crystallization, sublimation, membrane processes, diffusional separation processes (including gas centrifuges), and separation processes using laser and electrical or magnetic fields.

         Process selections for given applications are based on feasibility and cost. Although the capabilities and costs of the conventional technologies are well established, many separations are either still not feasible or remain very expensive. Where conventional processes are not feasible, combinations of processes or more expensive processes are applied. For example, expensive molecular separations using zero gravity have claimed significant notice for enabling the pharmaceuticals industry to manufacture and purify numerous new products.

         Proven to separate molecules based upon differences in molecular weights, gas centrifuge technology remains commercially under-developed specifically because of previous governmental restraints on private development. Triad has significantly advanced this gas centrifuge technology through its developments. As a result, market opportunity for Triad's centrifuge technology is prevalent in a wide range of difficult and expensive separation applications. Given confirmation of Triad's reported performance, Stancil calculates the ongoing operating and capital recovery costs of Triad's centrifuge technology to be markedly lower than many competing separation processes. Triad believes future volume capacity test results area critical factor in assessing potential markets. Low volume results will severly restrict market potential. The market potential discussion is prefaced upon the assumption that volume capacity test results perform up to Company expectations.

POTENTIAL MARKETS

         Potential applications include markets in petroleum and petrochemicals, acids, industrial gases, natural gas, pharmaceuticals, and isotopes. While the most expensive separations provide an obvious target, the most attractive areas are those markets having high- cost separations involved with high-volume products.

         Liquid-Liquid Separations -- The most notable market opportunity lies in separation of azeotropes and other liquid mixtures. Azeotropes such as ethanol-water mixtures are mixtures inseparable by distillation alone. To address this problem, more elaborate and expensive processes are used, such as solvent extraction or molecular sieve processes. In some cases, an azeotropic distillation process is used, which is a more elaborate distillation using another solvent. Other azeotropic separations remain unattainable via more elaborate methods. In addition to being more expensive to separate, azeotropes are prevalent in the petroleum refining and petrochemicals industries. Triad's centrifuge technology is proven to separate azeotropes and other liquid mixtures. If Triad is successful in achieving the capacities that it anticipates, Stancil projects this combined market potential for gas centrifuge technology to be $40 billion.

         Gas Markets -- Separations of gases include two primary markets: (1) the industrial gases market and (2) the natural gas processing market. These are large markets with worldwide revenues of $30 billion per year in industrial gas sales and roughly $25 billion per year in natural gas processing.

         The industrial gas market growth reflects industrial production growth and usually corresponds to 1 .5 to 2 times the Gross National Product ("GNP") growth. Industrial gases are used in practically all industries and in most manufacturing processes. Medical gases are consumed in hospitals and clinics. Specialty gases are used in laboratories, semiconductor manufacturing, process control, and for calibration of measuring instruments. The largest volumes are consumed in production of steel and other metals, and in the chemical and refining industry. The food industry, electronics industry, and health care industry each account for about 1/10th of the market.

         The industrial air markets pose significantly high entry barriers due to several factors. The market is dominated by a handful of large multinational companies. The nine major industrial gas companies account for approximately
78.6 percent of the market with $23.6 billion of 1997 sales. These markets are extremely capital intensive.

         Clean-burning, abundant natural gas is providing an increasing proportion of world energy needs - it currently provides 20 percent of the world's energy and is forecast to grow at 3.5 percent per year (exceeding oil's
2.2 percent growth). Natural gas requires processing to meet specifications for water, sulfur compounds, inerts (nitrogen and carbon dioxide), and oxygen.

         The Gas Research Institute estimates that 36% of the U.S. nonassociated gas reserves are subquality. Some of the gas is in fact not economically marketable. Currently, $4 billion/yr is spent in the U.S. to clean-up gas and recover valuable by-products such as natural gas liquids (NGLs), helium, and sulfur. As of January 1, 1997 there were 1568 natural gas processing plants worldwide with total throughput of 48 tcf/vr. The United States and Canada represent 61% of this throughput volume.

         The availability of natural gas to process is limited in many instances by the contractual nature of some processing agreements where the raw gas reserves are dedicated by time or volume to a particular processor, pipeline, or plant. Similarly, customers for specialty gases like helium commonly contract under long term supply agreements thereby limiting the customer base available to the Company in which to market its products when and if commercially developed.

         The Company has in the past spent resources toward developing gas centrifuge technology in hopes of entering these markets. However, the Company has deferred plans to pursue further development in these markets until and if the necessary capital resources are secured.

         Pharmaceuticals Market - Pharmaceutical sales are a $90 billion market in the U.S. with worldwide sales of $134 billion. While synthesis and extraction accounts for only a fraction of the pharmaceuticals market, expensive separation processes are justified in the manufacturing of pharmaceuticals due to the high value of the drugs being manufactured. Approximately $2 billion per year is spent solely on research and development in the area of synthesis and extraction. Opportunity exists for Triad's gas centrifuge technology to recover expensive products that remain in waste extraction streams as well as to replace extraction and other elaborate separation processes.

SPECIFIC MARKET APPLICATION

         The markets for which the Company intends to develop its products contains numerous competitive barriers.

GASOLINE BENZENE REMOVAL

         The U.S. EPA regulated the content of benzene in gasoline in the early 1990s. Proposed regulations for 2003 will require further reductions in gasoline benzene levels. Many nations around the world are also implementing stringent regulations for benzene content in gasoline (Canada, European Union, Asia, etc.).

         Traditional distillation technology is used to remove the benzene boiling range material ("benzene heart cut") from gasoline. The benzene cannot be completely separated from other gasoline components through distillation alone because of the azeotropic nature of the benzene and other components.
Thus, the maximum benzene content in the resulting benzene heart cut is approximately 50 percent. The heart cut stream can be sold at fuel value, which is significantly below gasoline value or can be further extracted to produce chemical grade benzene. The costs for extracting the benzene are in the range of $50 to $100 per metric ton of feedstock.

     Preliminary estimates on the centrifuge process for benzene extraction indicates that capital and operating costs could be up to 50 percent less than conventional techniques. Stancil has entered into a preliminary engineering study for a refiner to calculate the savings generated by the centrifuge process. Centrifuge test runs are currently scheduled for the fourth quarter of 2000.

SOLVENTS SEPARATION

         Triad and Archer Daniels Midland ("ADM") have entered into a non-disclosure agreement for the use of centrifuge technology for the enhanced recovery of solvents in proprietary ADM processes. A copy of the October 6,1999, press release is included as Appendix C. Triad and ADM project substantial capital and operating costs savings using the centrifuge process.

         Triad has also entered into discussion with other entities in the solvents businesses to review potential capital and operating costs savings.

SULFURIC ACID PURIFICATION

         Triad has recently exchanged secrecy agreements with another technology developer with regard to the purification of spent sulfuric acid. Demonstration test runs using the 1999 Rotor Design to concentrate sulfuric acid on a continuous basis are anticipated following agreement on licensing rights and royalties. If the demonstration test is successful, a full-scale pilot plant operation could be in place in one or more petroleum refineries by next summer.

         The cost to regenerate sulfuric acid is in the range of $30 to $120 per metric ton using a combustion-based process. A competing process being marketed by the other developer could halve this regeneration cost. The developer would benefit from a process such as Triad's to further concentrate the sulfuric acid to higher purity. Mr. Bloom has previously separated other spent sulfuric acid solutions using an earlier continuous centrifuge design to achieve sulfuric acid concentrations meeting the requirements.

ETHANOL PURIFICATION AND DEHYDRATION

          Triad has performed tests based on raw production mix from various ethanol refineries, and has made modifications to the rotor to specifically meet the finished product specifications. Full scale testing for product quality and utility requirements is currently scheduled for 2001.

         Current costs to produce fuel grade ethanol are approximately $145 per metric ton. A significant portion of this operating cost is related to the fractionation and dehydration of the ethanol product. The centrifuge process will replace two steps in the ethanol process, offering a reduction in both capital and operating costs.

         The ethanol industry is greatly influenced by substantial government subsidy, transportation and delivery infrastructure limitations, alternate fuel regulations, price competition with other fuels, and commodity price fluctuations of fermentable grain supplies. The current processing economics require subsidy to effectively compete with other fuels. The long-term survival of this industry may be greatly impacted for the better or the worse by governmental policy decisions at federal, state and local levels.

         The Company's research and development efforts are directly focused upon processing methods to purify ethanol produced from fermented grains. Water is the primary component that must be extracted from the fermented mixture for ethanol to be used as a motor fuel additive. The Company is attempting to develop its centrifugation process for the primary purpose of removing this water.

ACETIC ACID DEHYDRATION

         Acetic acid, the distinctive component in vinegar, forms an azeotrope with many other liquids including water. The acetic acid-water azeotrope contains 50 to 60 percent acetic acid and 40 to 50 percent water. Nearly one-half of all acetic acid produced is used to make VAM. The VAM is then used to make polymers such as polyvinyl acetate. The global demand for VAM is approximately 4 million metric tons with annual growth of 3.5 percent. The water contained with acetic acid used in VAM production significantly increases the VAM production costs.

         Use of Triad's centrifuge technology for separating the acetic acid-water azeotrope could dramatically affect VAM production economics. Based on an estimated VAM production cost (net of feedstock costs) of $100 per metric ton, increasing the VAM production efficiency by only 20 percent is worth $80 million per year.

GAS SEPARATIONS

         Triad has demonstrated the ability to separate high-purity oxygen from air through its patented MMC batch centrifuge processing design. Triad believes a continuous method will prove beneficial in a number of market applications where an enriched oxygen stream in the 30 percent to 50 percent range will add efficiency to industrial processes at a low cost. Specific market applications include oxygen use in synfuel reactors employed in gas-to-liquids technology. A major worldwide trend is underway to develop a means to access stranded natural gas reserves. Syngas technologies are among the leading candidates to develop these reserves. Oxygen enriched streams are also useful in steel production and a variety of chemical processes.

                                TRIAD COMPRESSOR

DESCRIPTION OF TRIAD COMPRESSOR TECHNOLOGY

         Triad, through its subsidiary Triad Compressor, Inc., owns the design of a rotary cam, reciprocating compressor. The compressor's unique design is one of the most compact reciprocating compressor designs offered on the market today. Based on the simple and compact design, Triad believes that, once commercialized, the compressor will have significant advantages in both size and fabrication costs. Mr. Michael R. Bloom is also the inventor of Triad's compressor design.

COMPRESSOR TECHNOLOGY

         Triad will not emphasize further development toward the linear actuator prototype while its main focus is on gas centrifuge development. Triad does intend to make minor modifications to its existing prototype and then work toward a joint marketing arrangement with an established compressor manufacturer or distributor to market the modified version of the compressor. The costs for modifications, further testing, and negotiations leading to a joint venture arrangement are estimated to be less than $100,000.

MARKET ASSESSMENT

         POTENTIAL APPLICATIONS

         The initial intent of the rotary-cam design was toward the fruition of an internally driven compressor or pump using a novel linear actuator. However, the size and simplicity of the current design alone provides opportunities involving compact service requirements such as for oil drilling platforms or for everyday applications such as a shop or household air compressor. Additional services may apply as a vacuum pump or to pump liquids.

         DEVELOPMENT PLANS

         Triad plans to modify the latest prototype and complete additional performance testing and patent application. With development and marketing funds competing with Triad's centrifuge technology, Triad will consider various options to market its compressor design while predominantly emphasizing centrifuge technology development.

         Acknowledging its organization and funding constraints, Triad will pursue a joint venture or marketing arrangement with an established compressor manufacturer or distributor to market the modified version of the compressor. Triad also continues with the vision of further development toward the linear actuator.

                              THE STANCIL CONTRACT

         Stancil & Co. was engaged by Triad to provide consulting services in the areas of engineering and marketing, and to seek industry equity or joint venture investors. In the Agreement Triad agreed to:

* Continue to develop the Technology and complete corresponding patent applications

*    Fund engineering required for Technology development

*    Provide legal assistance necessary to structure and complete any agreements

*    Participate in the negotiations with the selected equity investors

* Compensate Stancil in accordance with the terms of Section 6 of the Agreement

         In the Agreement Stancil agreed to:

                  1) Provide verification of the Technology and technical services for development of the Technology

                  2)       Develop an Information Memorandum

                  3) Assist Triad with marketing of the Technology to petroleum and chemical companies as designated by Triad management and assist in negotiating contracts for marketing the Technology

                  4) Establish contacts with investors according to procedures specified in Section 5 of the Agreement and exclusively assist Triad in negotiations with Stancil Investors ("Investor Contacting").

         Stancil will be paid:

                           Professional fees and expenses related to "Base Services" (items 1, 2 and 3) shall total $100,000 in the form of 300,000 shares of common stock of Triad to be issued to:

                                    Steven D. Graybill       75,000 shares
                                    W. Ray Stancil           75,000 shares
                                    Ralph A. Schmidt         75,000 shares
                                    C. Alan Stevens          75,000 shares

         The professional fees shall be determined based on modified hourly rates of $225 for all consultants and $110 for analysts. Expenses such as travel, lodging, document reproduction, and telephone will be included at cost. Stancil will provide Triad with an accounting of fees and expenses related to Base Services on a monthly basis.

         Each of the four Stancil consultants shall also receive in conjunction with the shares issued in 1) above an option to purchase 75,000 additional shares of common stock (300,000 additional combined shares) at a price of $2.00 per share with such option expiring on June 10, 2002. The option price per share shall be adjusted for any stock splits.

         For services related to Investor Contacting, Stancil shall earn a Success Fee in an amount equal to 5.0 percent of the respective investment in Triad received from any Stancil Investor. Any Success Fee is contingent upon and will be payable at closing of the investment transaction. If there is a deferred payment element to the investment, Stancil shall be paid on the same deferred basis.

                                     PATENTS

         The Company owns the following patent:

         U.S. Patent Number 5,902,224 issued May 11, 1999.   Mass-Mass  Cell Gas
Centrifuge European Patent Office # 97949585.0.

         This is an apparatus patent with eight claims covering Mass-Mass Centrifuge for high purity 02 and N2 separately. An amendment to the patent made seven claims to address the method of gas separation.

          ROYALTIES TO INVENTOR AND CERTAIN DIRECTORS AND SHAREHOLDERS

     Under the "Contribution Agreements" the Company agreed to make certain Royalty Payments. The Company has agreed to pay Michael Bloom, the inventor of the patented apparatus, and an officer, director, and major shareholder of the corporation, a royalty of .444 per cent of gross receipts derived from the use, benefit, licensing, transfer and sale of the Company's separation and compressor technologies for the life of such technology. The Company has similar royalty agreements with Natural Resources Limited Company, Kaden Gordon Group I, LTD and James B. LaPorte. Such royalty amounts are also for .666, .444 and .444 per cent of gross receipts, respectively. No units have been sold and no payments are due because the product is still in development.

                             ADMINISTRATIVE OFFICES

         The Company's current business address is 800 North Rainbow Boulevard, Suite 208, Las Vegas, NV 89107. The Company's telephone number is 702-948-5007.


                                    EMPLOYEES

         The Company also believes that the success of the business is also dependent upon the availability of outside consultants and advisors. The Company has no long-term agreements with its consultants. The Company has entered into a contractual arrangement with Stancil and Company to provide assistance with prototype test verification, marketing analysis, and equity private placements. The terms of compensation for these services include payment in the Company's common stock, stock options, and finders fees.

        The Company currently employs four full-time and one part-time employee.

                                  RISK FACTORS

         1.CONFLICTS OF INTEREST. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although they currently devote the majority of their time to the company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

         2. NEED FOR ADDITIONAL FINANCING. Before the Company can exploit its development of products, the Company must seek additional financing, which may or may not be available. The Company intends to seek additional financing from private placement and/or industry joint- venture development arrangements. The Company has contracted with Stancil and Company to assist in such endeavors. The Company has not determined the availability, source, or terms that might govern the acquisition of such additional financing. If not available, the Company's operations will be limited to those that can be financed with its available capital. During 1999, the Company has financed its activities through stock sales and certain shareholder loans. There is no assurance that these funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company.

         3. REGULATION OF PENNY STOCKS. The Company's securities are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of
$1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker- dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

         4. LACK OF OPERATING HISTORY. The Company's predecessor was organized in 1981. Since inception the Company has engaged in organizational and product development activities. The Company is not profitable. The Company has no successful operating history. The Company faces all of the risks of a new business and the special risks inherent in the involvement in a new unproven business. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

         5. NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no-assurance that the Company will ever generate revenues or profits, or that the market price of the Company's common stock will be increased thereby.

         6. BUSINESS - HIGHLY RISKY. The Company is dependent upon receipt of additional capital to finance its future growth and operations, technology development, marketing expenses, and to provide working capital for its continued operations as an ongoing business. See "Description of Business."

         7. FINANCIAL RESOURCES. If the Company at any time is not able to obtain the then necessary capital resources, the Company's financial condition could be materially adversely impacted. If, however, additional funds are secured through the issuance of equity securities, the percentage ownership of the Company's stockholders at that time could be diluted and, in addition, such equity securities may have rights, preferences or privileges senior to those of the common stock.

         8. DEPENDENCE UPON RESEARCH AND DEVELOPMENT ACTIVITIES. The Company is almost exclusively dependent upon the success of its research and development activities to develop a commercially viable product There can be no assurances given by the Company that such efforts will produce a commercially viable product. Research and development of the Company's technologies is subject to numerous risks. The cost of such development is extremely uncertain. The availability of qualified personnel, shortages or delay in delivery of equipment and supplies, compliance with governmental requirements, and availability of proprietary protection through patenting or other means are some of the inherent risks associated with a research and development program.

         9. LACK OF DIVERSIFICATION. Because of the limited financial-resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within its business or industry and therefore increase the risks associated with the Company's operations.

         10. DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT. The Company currently has only four individuals who are serving as its officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of the business of the Company based on historical operations, they should critically assess the information concerning the Company's officers and directors.

         11. LACK OF CONTINUITY IN MANAGEMENT. The Company does have an employment agreement with its officers and directors, but there is no assurance they will continue to manage the Company in the future. If any officer leaves it may adversely effect the Company operations for a period of time until an experienced replacement can be found.

         12. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Nevada Revised Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company, which it will be unable to recoup.

         13. DIRECTOR'S LIABILITY LIMITED. Nevada Revised Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

         14. DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The Company's CEO, without any input from stockholders, will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the CEO of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

         15. COMPETITION. The industries in which the Company hopes to engage in business are intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.

         16. NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

         17. VOLATILITY OF STOCK PRICE. Recent history relating to the market price of the Company's stock, indicates the market price is highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS OR PLAN OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

         The Company remains in the development stage, and its technology and products are all in the development stage.

         The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a joint venture industry funding arrangement or private equity placement. At March 31, 2000 the Company had cash of $359 and prepaid services in the amount of $22,511 for current assets of $22,870. The Company had other assets in the amount of $29,864, for total assets of $52,734. It had current liabilities of $518,759.

RESULTS OF OPERATIONS

         During the period from  December  1981  (inception)  through  March 31,
2000,  the  Company  has  engaged  in  no  significant   operations  other  than
organizational activities, and research and development of products.

COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 1999 AND 1998.

         The Company had no revenues in either 1999 or 1998. The Company had research and development costs of $0 in 1999 and $162,899 in 1998 for its product development.

         The Company had $552,571 in general and administrative expenses in 1999 and $13,975 in 1998. The net operating loss in 1999 was ($555,004) as compared to ($180,995) in 1998. The net loss per share each year was less than ($.04) in 1999 and less than ($.01) in 1998.

         The Company expects to continue to generate losses due to general and administrative costs for development of potential products at a similar rate to 1999. It is unknown when it might have any products ready to market.

COMPARISON  OF  OPERATING  RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2000.

         The Company had no revenues in the period in 2000 or for all of 1999. The Company incurred general and administrative expenses of $171,479 for the period. The net operating loss for the three month period in 2000 was ($171,707) as compared to $555,004 in all of 1999. The net loss per share each period was less than ($.01).

         The losses are expected to continue at the current rate, as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with research and development activities. The Company anticipates that until the products under development reach a commercially viable state, if ever, it will not generate revenues, and may continue to operate at a loss after developing a commercially viable product, depending upon the performance of the business.

NEED FOR ADDITIONAL FINANCING

         The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to commercially develop its products. And once commercial development is completed, the Company's needs for additional financing is likely to increase substantially.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

         Irrespective   of  whether  the  Company's  cash  assets  prove  to  be
inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

ITEM 3.           DESCRIPTION OF PROPERTY

         The Company's primary assets consist of certain intellectual property rights associated with proprietary centrifuge and compressor designs. The Company currently maintains an office at 800 North Rainbow Boulevard, Suite 208, Las Vegas, NV 89107. The Company reimburses the accounting firm of J. Scott Brosier, P.C. for services including receptionist, clerical and technical support, office supplies, telephone, computer, etc. The Company also leases facilities for research and development activities in Mankato, Minnesota at a rate of $721 per month.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Shareholders                               Number of
Beneficial Owners                          Shares                   Percentage
--------------------------------------------------------------------------------
Janis R. Monroe                             1,009,000                 6.4%
CEO and Director
2313 Sierra Heights
Las Vegas, NV  89134

James B. & Laura A. LaPorte                  502,218                   3.2%
President & Director (James B. LaPorte)
284 Enclaves Court
Coppell, Texas 75019

Michael R. Bloom                             511,904                   3.2%
Sr. Vice President & Director
1110 Clifford Drive
Kasota, MN 56050

Dr. Alan Propp                                80,000                   .52%
Vice President & Director
5341 Ellsworth Ave.
Dallas, TX 75206

J. Scott Brosier (1)                       1,200,000                   7.6%
CFO &  Director
620 South Taylor
Amarillo, Texas 79101

Houston G. Wood                               25,000                  .16%
Director
Thorton Hall
University of Virginia
Charlottesville, Virginia 22903

Chris Micklatcher                            107,200                  .6%
Director
OO Box 535
Limerick, ME 04048

Anthony R. Grindl                             15,000                  .09%
Director
6808 Cornelia Lane
Dallas, TX 75214

Rob Schleider                                328,000                  2.1%
Director
8620 Rosewood Dr.
College Station, TX 77845

Lawrence K. Sather &                         768,750                  4.9%
Deborah J. Sather
4516 Hitching Post Lane
Plano, Texas 75024

Kaden Gordon Group I                         800,000                  5.1%
c/o NRL
620 South Taylor
Amarillo, Texas 79101

Natural Resources Limited Company(1)       1,200,000                  7.6%
620 South Taylor
Amarillo, Texas 79101

Larson Family Investors, LLC               1,250,000                  8%
1110 Clifford Dr.
Kasota, MN 56050

All directors and executive
officers as a group (9 persons)            3,769,322                  24%


(1)Mr. Brosier is a principal and beneficial owner of Natural Resources Limited Company

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers currently serving the Company are as follows:

NAME                         POSITION                                    TERM
----                         --------                                    ----
Janis Monroe                 Chief Executive Officer & Director          Annual
James B. LaPorte             President and Director                      Annual
Michael R. Bloom             Sr. Vice President & Director               Annual
Dr. Alan Propp               Vice President, Secretary                   Annual
                                  and Director
J. Scott Brosier             Chief Financial Officer & Director          Annual
Dr. Houston G. Wood          Director and Consultant                     Annual
Chris Micklatcher            Director                                    Annual
Anthony R. Grindl            Director                                    Annual
Rob Schleider                Director                                    Annual


         The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions under employment agreements which exist. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

         The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis. As a result, the actual amount of time, which they will devote to the Company's affairs, is unknown and is likely to vary substantially from month to month.

BIOGRAPHICAL INFORMATION

         Janis Monroe shall serve as Chief Executive Officer, James B. LaPorte will serve as President and Michael R. Bloom as Vice President of Research and Development of Triad Innovations, Inc. Dr. Alan Propp will serve as President of Triad Compressor and Secretary of Triad Innovations, Inc. J. Scott Brosier will serve as treasurer of Triad Innovations, Inc. and as President of Fuge Inc.

         JANIS R. MONROE, age 60, graduated with a BBA and MBA from the University of Arizona, Phoenix, Arizona. Ms. Monroe is a CPA, and has served in various capacities during her career, including college professor at Sam Houston State University from 1980 to 1984, CEO/President of MicroMash, a CPA review software company, from 1984 to 1995, and Executive Vice President of ICS Learning Systems from 1995 to 1997. She is currently a self-employed consultant and serves on various Boards of Directors in varying capacities. Most recently, Ms. Monroe received the covenanted AICPA Information Technology Outstanding Service Award in 1999. She is also a member of the MicroMash Editorial Board, serves on the AICPA New Committee of 100, and serves as chairperson of the AICPA Task Force for Top Technologies.

         JAMES B. LAPORTE, age 36, received his BA in Business Administration and Economics from Augsburg College in 1987 and his MBA in Finance from the University of Saint Thomas, Saint Paul, Minnesota in 1992. From 1984 to 1986 Mr. LaPorte was employed by Larson Enterprises of Central Florida, Inc., a Perkins Restaurants franchisee. His final position there was as Regional Operations Manager. From 1986 until 1993 Mr. LaPorte served as Vice President of Operations for J.C. Oil & Gas Corporation. Since 1993 he has held management positions and a seat on the Board of Directors within Dominion Energy PLC, an internationally based public company, most recently serving as Managing Director.

         MICHAEL R. BLOOM, age 47, has been the primary researcher and developer of the technologies described herein. Mr. Bloom received his BS in Distributive Sciences in 1973 and his BA in Environmental Sciences from the University of Minnesota in 1983. From 1975 to 1988 he owned and operated Dick's Sports Center, a successful marine business. From 1989 to 1993 he was the Environmental Section Manager for Watershed Protection for south central Minnesota. In addition, since 1989 he has been developing the technologies described herein.

         DR. ALAN D. PROPP, age 38, received his BS in Mechanical Engineering from the University of Iowa in 1985, an MS in Mechanical Engineering, with an Energy Management emphasis from Texas A&M University in 1986, and a Ph.D. in Mechanical Engineering with a fluid/thermal emphasis in 1991. He also obtained his license as a Registered Professional Engineer in 1994. Dr. Propp served as a project engineer with the Superconducting Super Collider from 1991 to 1994. Since 1994 Dr. Propp has performed consulting engineering and has also been a principal of two Texas Corporations, serving as President of Spectrum Seasonings Inc. and Vice President of Wireless Resources International, Inc.

         J. SCOTT BROSIER, age 45, received his BS in Accounting from Texas Christian University in 1977. After spending two years as an associate at Arthur Young & Co. in Fort Worth, Texas Mr. Brosier obtained Certified Public Accounting license. In 1981 he began private practice as a CPA and in 1990 formed J. Scott Brosier PC, of which he has been owner and president since. His specialty is in oil/gas and agricultural taxation and he has also been involved in the oil and gas exploration and production business.

         DR. HOUSTON G. WOOD, age 55, received his BA and MS in mathematics from Mississippi State University in 1965 and 1967, respectively. Dr. Wood worked the next six years at the Oak Ridge Gaseous Diffusion Plant (ORGDP) in Oak Ridge, Tennessee, where he was a development engineer working on gas centrifuges for isotope separation. He then moved to the University of Virginia where he was a Research Engineer for the Gas Centrifuge Project and a graduate student from 1973-1977. He received his Ph.D. in Applied Mathematics in 1978 and served as Manager of the Centrifuge Physics Department at ORGDP until 1981. Since then, he has been a member of the faculty of the Department of Mechanical and Aerospace Engineering at the University of Virginia. Dr. Wood has continued to be actively involved in gas centrifuge research and is an international leader in the field. Dr. Wood is a recognized expert in modeling the internal flows in rotating machinery and has extensive experience in design and manufacturing of such equipment.

         CHRIS MICKLATCHER, age 42, received his B.B.A. degree from University of Michigan, Ann Arbor, Michigan in 1980, and his Juris Doctorate degree from Wayne State University Law School in Detroit, Michigan 1n 1984. Mr. Micklatcher is licensed to practice as an attorney and certified public accountant in multiple jurisdictions. He worked for the regional office of Ernst & Whinney (now Ernst & Young) in Boston, Massachusetts until 1988, when he then accepted a position with Blue Cross & Blue Shield. In 1992, Mr. Micklatcher began a tax, legal and accounting firm under the name of Alternative Tax Solutions, which he continues to operate to this day. He has sat on various boards and held officer positions, held both elected and appointed positions in government.

         ANTHONY R. GRINDL, age 58, received his BS degree in Geology from San Diego State in 1965 and an MS degree in International Business from University of Dallas in 1975. Prior to attending these Universities Tony was an Advanced Instructor Pilot for 6 years with the United States Air Force stationed in Texas and Oklahoma. He has owned several corporations and for a period from 1975 to 1985 was responsible for recruiting senior research scientist for major energy companies. He has also been involved in importing and developing private label programs for upscale retailers and imported products. Tony also holds a patent on a Multi-stage Zonal Air Purification System.

         ROB SCHLEIDER, age 49, After high school, Mr. Schleider played profession baseball for 3 1/2 years in Montreal Expo organization when a shoulder ended his career in baseball. In 1974, Mr. Schleider graduated from Texas A&M University with a BBA. From 1974 to 1989, Mr. Schleider was the owner and operated fifteen restaurants. Mr. Schleider is has served or is currently serving on various Boards, including the Republic Bank A&M Board, College Station I.S.D. School Board, and the Brazos Valley Rehabilitation Center Board.

ADDITIONAL OPERATIONS AND PERSONNEL

         Mr. Brosier's accounting firm will provide Triad with necessary office space, secretarial, telephone, etc. and will also conduct accounting for the firm. These services as provided during 1999 were without charge to the Company. Beginning January 1, 2000 a fee of $2,000 per month will be charged and may be payable in common stock based upon the average monthly market trading price of such stock. Triad's set up will allow the officers to concentrate on the core business functions of the company rather than on administrative tasks. It will also minimize overhead expense.

         Management will devote necessary time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

         None of the Company's directors received any compensation for their respective services rendered to the Company in 1999, nor have they received such compensation in the past. Shareholders approved an award of 10,000 shares of stock per year to each director beginning in the year 2000. Triad's three employees performed services for the Company during 1999 without pay. Mr. Bloom and Mr. LaPorte and Mr. Brosier have contracts dated January of 1999 which allows them to take stock in the Company at a conversion rate of $.25 per share, based on their respective annual incomes detailed below. Beginning in 2000, all Mr. Bloom and Mr. LaPorte will be paid or accrue annual salaries of $100,000 each and Mr. Brosier $50,000 for half-time employment, subject to successful private placement funding and/or joint venture financing. The employees have agreed to receive compensation in the form of common stock based upon the average monthly market trading price beginning January 1, 2000 until and if such time as adequate capital resources are available to pay such compensation. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No employees will be entitled to finders fees.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by Nevada Revised Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

EXCLUSION OF LIABILITY

         The Nevada Business Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

CONFLICTS OF INTEREST

         The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

         Conflicts of Interest - General. Officers and directors of the Company may participate in business ventures, which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so.

ITEM 6. EXECUTIVE COMPENSATION

                               SUMMARY COMPENSATION TABLE OF EXECUTIVES & DIRECTORS

                                    Annual Compensation                                 Awards
Name & Principal              Year        Salary          Bonus       Other              Restricted      Securities
Position                                  ($)             ($)         Annual             Stock           Underlying
                                                                      Comp-              Award(s)        Options/
                                                                      ensation ($)       ($)             SARS (#)
---------------------------------------------------------------------------------------------------------------------
Janis Monroe,                 2000        0               0           0                  0               0
CEO & Director

James B. LaPorte,             1997        0               0           0                  0               0
President                     1998        0               0           0                  0               0
& Director                    1999        $100,000*       0           0                  0               0
                              2000        $100,000*       0           0                  0               0

Michael R. Bloom,             1997        0               0           0                  0               0
Vice President                1998        0               0           0                  0               0
& Director                    1999        $100,000*       0           0                  0               0
                              2000        $100,000*       0           0                  0               0

Dr. Alan D. Propp,            1997        0               0           0                  0               0
Vice President                1998        0               0           0                  0               0
& Director                    1999        0               0           0                  0               0
                              2000        0               0           0                  0               0

J. Scott Brosier,             1997        0               0           0                  0               0
Chief Financial Officer       1998        0               0           0                  0               0
& Director                    1999        $50,000*        0           0                  0               0
                              2000        $50,000*        0           0                  0               0

Dr. Houston G. Wood,          1997        0               0           0                  0               0
Director                      1998        0               0           0                  0               0
                              1999        0               0           0                  0               0
                              2000        0               0           0                  0               0

Chris Micklatcher             2000        0               0           0                  0               0
Director

Anthony R. Grindl             2000        0               0           0                  0               0
Director

Rob Schleider                 2000        0               0           0                  0               0
Director

*Accrued Compensation is currently not being paid to any executive, however, contracts between executives and the Company state income may be taken when
Company is properly capitalized. Under the employment contracts, Executives also have the option to take accrued income in the form of common stock in the Company.

Messrs. Bloom, Brosier and LaPorte have each entered into a three year employment contract which commenced January 25, 1999. Messrs. Bloom and LaPorte under such contracts earn $100,000 per year and Mr. Brosier earns $50,000 per year.

Janis Monroe was issued 1,000,000 shares of common stock for her Agreement to serve as CEO and Director of the Company. In the event she voluntarily terminates within two years, the Company may repurchase certain of the shares @
$.01 if certain performance goals have not been met by Ms. Monroe prior to her voluntary termination.

                                       27

Option/SAR Grants Table (None)

Aggregated Option/SAR Exercises in Last Fiscal Year an FY-End Option/SAR value
(None)

Long Term Incentive Plans - Awards in Last Fiscal Year (None)

         See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Triad Innovations, Inc. (formerly Saker One Corporation)(Triad) was created on December 23, 1981 in the State of Utah. Over the years, Triad has engaged in various enterprises, none of which have been successful. In 1998, in a share exchange, Triad acquired all of the outstanding stock of Triad Compressor, Inc. a Texas corporation, which owned 100% of the outstanding stock of Fuge Systems, Inc., a Texas corporation. In 1998, Triad created, and later merged with, a Nevada subsidiary, with the surviving company being Triad Innovations, Inc., a Nevada corporation.

         Triad Compressor (Compressor) was organized on February 20, 1996 as a wholly owned subsidiary of Intelligent Design Systems, Inc. (IDS). Compressor became a separately owned company when IDS declared a dividend and distributed Compressor stock to IDS stockholders. Triad then acquired all the outstanding stock from IDS stockholders at a special stockholders meeting on December 21, 1998.

         Fuge Systems, Inc. was created on October 4, 1995 as a wholly owned subsidiary of IDS, which was then spun off as a wholly owned subsidiary of Compressor in November 1998.

         Together,   all  three  corporations,   Triad,   Compressor  and  Fuge,
constitute a consolidated group of corporations known as the Company. All intercompany accounts and financial transactions have been eliminated.

         Michael  Bloom and James  LaPorte,  Officers  and  Directors,  received
2,063,500 and 949,573 shares, respectively, in the Reorganization. Dr. Alan Propp and Houston Wood received 80,000 and 25,000 shares, respectively.

         In 1998 and 1999, several shareholders and an officer of the Company advanced funds to the Company for working capital. Total loans contributed was $4,900 in 1998 and $39,334 in 1999. Terms of the debt are demand notes accruing interest at 5%.

         In February 1999, the Company acquired all of the outstanding stock of Prentice Oil & Gas, Inc. which held some non-producing mineral leases in Kimball County, Texas for 580,000 shares of common stock. Prentice Oil & Gas, Inc. was not an operating company. After the acquisition, the Company determined that the mineral leases were not economically viable to drill and attempt production, and have abandoned the leases and written off the stock of Prentice Oil & Gas, Inc.

         Janis Monroe was issued 1,000,000 shares of common stock for her Agreement to serve as CEO and Director of the Company. In the event she voluntarily terminates within two years, the Company may repurchase certain of the shares @ $.01 if certain performance goals have not been met by Ms. Monroe prior to her voluntary termination.

         No officer, director, or affiliate of the Company has any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise except those specific assignments and transfers further described herein.

         Under the "Contribution Agreements" the Company agreed to make certain royalty payments. The Company has agreed to pay Michael Bloom, the inventor of the patented apparatus, and an officer, director, and major shareholder of the corporation, a royalty of .444 per cent of gross receipts derived from the use, benefit, licensing, transfer and sale of the Company's separation and compressor technologies for the life of such technology. The Company has similar royalty agreements with Natural Resources Limited Company, Kaden Gordon Group I, LTD and James B. LaPorte. Such royalty amounts are also for .666, .444 and .444 per cent of gross receipts, respectively. No units have been sold and no payments are due because the product is still in development.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party or affiliate for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made. No finders fees will be paid to employees of the Company.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 25,000,000 shares of common stock $0.001 par value. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. The Articles of Incorporation do not permit cumulative voting for the election of directors. As of March 31, 2000 a total of 14,842,306 common shares are issued and outstanding.

         Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of then existing stockholders may be diluted.

SHAREHOLDERS

         Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

         No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon.

TRANSFER AGENT

         The Company's transfer agent is National Stock Transfer, Inc., 3098 S. Highland Drive, #485, Salt Lake City, Utah 84106.

REPORTS TO STOCKHOLDERS

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The   Company's   shares  of  common   stock   began   trading  on  the
Over-the-Counter Bulletin Board in late 1998. The prices set forth below represent closing prices.

                                      HIGH                       LOW
                                      ------                     ------
1998
Fourth Quarter                        $1.50                      $.26

1999
First Quarter                         $3.50                      $.50
Second Quarter                         $.92                      $.40
Third Quarter                         $2.00                      $.75
Fourth Quarter                        $1.75                      $.26

2000
First Quarter                         $2 1/8                     $1 1/16
Second Quarter                        $1.25                      $.25

         At February 15, 2000, there were approximately 1,200 holders of record of the Company's stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.        LEGAL PROCEEDINGS

         There are no pending legal proceedings involving the Registrant.


ITEM 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Crouch, Bierwolf & Chisholm completed the audit of the balance sheets as of December 31, 1999, and 1998 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999, and 1998. The Independent Audit Report contained an opinion which included a paragraph discussing uncertainties related to continuation of the Company as a going concern. Due to the Share Purchase Agreement, that changed the principal shareholder of the Company, the Company changed Accountants and retained Crouch, Bierwolf & Chisholm in 1999. In connection with these prior audits, no disagreement exists with any former Accountant on any matter of accounting principles or practices, financial statements disclosure, or auditing scope of procedure, which disagreement if not resolved to the satisfaction of the former Accountant would have caused the Accountant to make reference in connection with his report to the subject matter of the disagreement(s).

ITEM 4.        RECENT SALES OF UNREGISTERED SECURITIES

         In the prior three years the Company has sold its common stock to the persons listed in the table below in transactions summarized as follows:

Name & Address                              Purchase                   Amount of                 Consideration
                                            Date                       Shares                    Per Share
---------------------------------------------------------------------------------------------------------------
Marland Albert                              12/19/98                   4,600                     *
197 Lake Ridge Dr.
Seguin, TX 78155

Barry Amrich                                12/19/98                   80,000                    *
12536 Trenton Drive
Dallas, TX 75243

James Amrich                                12/19/98                   800                       *
1786 Eden Lane
Youngstown, OH 44509-2106

Jan Ashbaugh                                12/19/98                   13,600                    *
9073 Waverly Ct.
Eden Prairie, MN 55747


                                                 31

Tom Ashbaugh                                12/19/98                   15,289                    *
c/o Commercial Bank
210 N. Lawler Box 1366
Mitchell, SD 57301-7366

F.E. Barker                                 12/19/98                   800                       *
5236 6TH Ave.
Delta, BC V4M 1L5

Beth Baumgardner                            12/19/98                   1,200                     *
7275 N. Mercer Way
Mercer Island, WA 98040

Gary Bemiss                                 12/19/98                   30,000                    *
302 Hall Street
West Union, IA 52175

Paul Bemiss                                 12/19/98                   30,800                    *
612 Hiway 150 N
P.O. Box 493
West Union, IA 52175

Jeffrey Bishop                              12/19/98                   4,000                     *
690 Porter Road
Bartonville, TX 76226

Blackjack Racing                            12/19/98                   6,400                     *
P.O. Box 493
West Union, IA 52175

Randall Blair                               12/19/98                   8,000                     *
29608 SD HWY 34
Pierre, SD 57501

Missy Blevins                               12/19/98                   800                       *
7101 N. Mesa, Box 320
El Paso, TX 79912

Robert Blome, Jr.                           12/19/98                   9,200                     *
1100 Hilton
Richardson, TX 75081-5636

Michael Bloom                               12/19/98                   2,500,000                 *
1110 Clifford Dr.
Kasota, MN 56050

                                                 32

Bobbitt Constr.                             12/19/98                   4,000                     *
Route #1, Box 468
Hawkins, TX 75765

Elaine Buchanan                             12/19/98                   8,000                     *
c/o Commercial Bank
210 N. Lawlor, Box 1366
Mitchell, SD 57301

Sylvia Burnett                              12/19/98                   16,000                    *
2917 Linkview Dr.
Las Vegas, NV 89134

Mark Caffary                                12/19/98                   800                       *
1589 Spyglass Cres
Tswassen, Canada V4M 4E6

William Carlisle                            12/19/98                   9,200                     *
4320 Willow Bend Dr.
Arlington, TX 76017

Dennis Carmen                               12/19/98                   5,200                     *
230 Prestien Dr.
P.O. Box 216
Denver, IA 50622

Thomas Carroll                              12/19/98                   172,000                   *
1414 S. Negley Ave.
Pittsburgh, PA 15217

Ginette Carter                              12/19/98                   4,000                     *
304 W. 15TH St.
N. Vancouver, BC Canada V7M 1S5

Cerisse Capital Corp.                       12/19/98                   81,520                    *
1489 Marine Dr., #709
W. Vancouver, BC Canada V7T 1B8

Patrick Cherry                              12/19/98                   12,000                    *
8640 W. 130TH St.
Palos Park, IL 60464

John Cleary                                 12/19/98                   800                       *
13925 209TH Ave. NE
Woodinville, WA 98072

                                                 33

Gregory Coffey                              12/19/98                   7,760                     *
8615 Calviton Court
Granbury, TX 76049

Karen Cole                                  12/19/98                   6,000                     *
8006 NW 128TH Cir.
Oklahoma City, OK 73142

Juanita Corfman                             12/19/98                   600                       *
8990 N. Davis HWY #90
Pensacola, FL 32514

Corporate Finance                           12/19/98                   4,000                     *
15301 Dallas Pkwy, Ste. #200
Dallas, TX 75001

Crouse & Hess                               12/19/98                   6,400                     *
P.O. Box 386
Tazewell, VA 24651

James Damesworth                            12/19/98                   8,000                     *
Route #2, Box 309
Leonard, TX 75252

Tom Davies                                  12/19/98                   240,000                   *
7227 Valley View Pl.
Dallas, TX 75240

Robert Dent                                 12/19/98                   4,000                     *
4986 Wycliffe Road
Vancouver, BC Canada V7S 1N5

Karen DeVito                                12/19/98                   6,800                     *
4986 Wycliffe Road
Vancouver, BC Canada V7S 1N5

Ruth Diercks                                12/19/98                   600                       *
1257 W. Minnehaha Pkwy
Minneapolis, MN 55419

Rowland Dixon                               12/19/98                   3,000                     *
2120 Winchester Ct.
Arlington, TX 76013

                                                 34

William H. Driscoll                         12/19/98                   313,200                   *
720 Forest Bend
Plana, TX 75025

Daniel Dufford                              12/19/98                   16,000                    *
2613 Chariot Lane
Garland, TX 75044

Stephen Dwyer                               12/19/98                   1,600                     *
6944 Clearhaven Dr.
Dallas, TX 75248

Emerald Star                                12/19/98                   14,000                    *
c/o Francis Peet
119-255 West First St.
N. Vancouver, BC Canada V7M 3G3

Harold Ericson                              12/19/98                   10,000                    *
16051 Northwood Rd NW
Prior Lake, MN

Ken Ewald                                   12/19/98                   40,000                    *
c/o Targa Realty
1100 Melville St., #1160
Vancouver, BC Canada V6E 4A6

Paul Fehlig                                 12/19/98                   4,720                     *
1353 Green Treet Lane
St. Louis, MO 63122-4744

Dave Foran                                  12/19/98                   14,000                    *
119-255 West First St.
N. Vancouver, BC Canada V7M 3G8

Andrea Fox                                  12/19/98                   800                       *
2921 Washington St., #4
San Francisco, CA 94115

Gary Gallagher                              12/19/98                   4,000                     *
434 Barnes Bridge Rd.
Sunnyvale, TX 75182

Linda Gallagher                             12/19/98                   4,000                     *
212 Molina St.
Sunnyvale, TX 75182

                                                 35

J. Curtis Garrett                           12/19/98                   40,000                    *
2106 Bent Oak
College Station, TX 77840

Gene Garrett                                12/19/98                   3,200                     *
9401 LBJ Freeway #250
Dallas, TX 75243

Dale Gibson                                 12/19/98                   12,000                    *
1010 Valley View Court
Huron, SD 57350

Dale Gibson, IRA                            12/19/98                   20,000                    *
1010 Valley View Court
Huron, SD 57350

Steven Gonzalez                             12/19/98                   2,000                     *
2508 Sumter
College Station, TX 778545

A.R. Grindl                                 12/19/98                   12,000                    *
6808 Cornelia Lane
Dallas, TX 75214

Richard Hammer                              12/19/98                   600                       *
83198- 425 Street
Bird Island, MN 545310

Charles Hansen                              12/19/98                   8,000                     *
3915 Storm Circle
Rapid City, SD 57702

Jeffrey Hanson                              12/19/98                   24,000                    *
277 12TH St. SW
Huron, SD   57350

George Hartley                              12/19/98                   4,000                     *
8235 Douglas Ave, #615
Dallas, TX 75225

Beth Harvey                                 12/19/98                   1,400                     *
930 Palm Ave., #123
West Hollywood, CA 90069


                                                 36

Todd Harvey                                 12/19/98                   240                       *
2 W. Sequoia
Phoenix, AZ 85027

Ralph Hatfield                              12/19/98                   28,000                    *
1803 B. Cheryl Dr.
Caldwell, TX 77836

Peter Heffron                               12/19/98                   8,000                     *
6201 Magic Canyon Rd.
Rapid City, SD 57702

Douglas Hess                                12/19/98                   8,000                     *
P.O. Box 386
Tazewell, VA 24651

Walter Holland                              12/19/98                   4,000                     *
10951 Woodfair Rd.
Fairfax Station, VA 22039

Gary Hollaway                               12/19/98                   33,950                    *
4455 Rushing Rd.
Dallas, TX 75287

Noris Hollaway                              12/19/98                   20,400                    *
13310 McGregor Blvd.
Ft. Myers, FL 33919

Steven Hollaway                             12/19/98                   10,800                    *
12693 New Brittany Blvd., #A
Ft. Myers, FL 33907

Beth Hulse                                  12/19/98                   4,000                     *
209 Dominik
College Station, TX 77840

Imperial Roof Systems Co                    12/19/98                   16,800                    *
Attn: James Hauer
P.O. Box 522
West Union, IA 52175

Esther Jacobson                             12/19/98                   232,000                   *
2924 Crown Ridge Dr.
Las Vegas, NV 89134

                                                 37

Victor Jacobson                             12/19/98                   5,600                     *
11626 Lebaron Terrace
Silver Springs, MD 20902

Kaden & Gordon                              12/19/98                   800,000                   *
c/o NRL
620 South Taylor
Amarillo, TX 79101

Tony Koomt                                  12/19/98                   2,400                     *
2388 Triumph St., #304
Vancouver, BC Canada

Don Keeling                                 12/19/98                   21,240                    *
8008 NW 128TH Circle
Oklahoma City, OK 73142

David Keingersky                            12/19/98                   5,800                     *
9851 Bolsa, #127
Westminster, CA 92683

Harold Kirby                                12/19/98                   160,000                   *
4204 Pine Ridge Dr.
Garland, TX 75042-6143

Robert Kropf                                11/98                     12,000,000                $.001/$12,000
c/o 4505 S. Wasatch Blvd., Ste #3                                                                In services
Salt Lake City, UT 84124                                                                         rendered

Clarence Lacy                               12/19/98                   4,016                     *
P.O. Box 5639
Bryan, TX 77805

James Laird                                 12/19/98                   32,000                    *
261 22ND St., SW #3
Huron, SD 57350

Michael Laird                               12/19/98                   10,400                    *
8004 Katrina Ct.
Rapid City, SD 57702

Steve Laird                                 12/19/98                   10,000                    *
303 N. Taylor
Pierre, SD 57501

                                                 38

James LaPorte                               12/19/98                   1,325,000                 *
284 Enclaves Ct.
Coppell, TX 75019

Alfred Leistkow                             12/19/98                   4,000                     *
599 Garza Lane
Little Elm, TX 75068

Ester Lentz                                 12/19/98                   200                       *
c/o Chris Micklatcher
P.O. Box 535
Limerick, ME 04048

Edwin Lilley                                12/19/98                   8,000                     *
720 Berry Creek
College Station, TX 77845

Brent Loseke                                12/19/98                   4,000                     *
Route #2, Box 358
Gainsville, TX 76240

Thomas Lucas                                12/19/98                   32,000                    *
6725 Colby Lane
Bloomfield Hills, MI 48301

Andres Lugo                                 12/19/98                   8,000                     *
950 Grace Drive
Carmel, IN 46032

Stephen Lugo                                12/19/98                   9,600                     *
2706 Briarbrook Lane
Garland, TX 75040

Walter Majewski                             12/19/98                   4,000                     *
52585 Base
New Baltimore, MI 48047

Linda Marcus                                12/19/98                   9,600                     *
P.O. Box 944
Huron, SD 57350

Anthony Marini                              12/19/98                   200                       *
222 London Ct.
Cardiff, NJ 08232


                                                 39

Gerard Marroquin                            12/19/98                   12,000                    *
1962 Hambleton
Lorena, TX 78655

Karen Maxwell                               12/19/98                   2,000                     *
P.O. Box 412
Ogunquit, MI 03907

Robert G. Mayers                            12/19/98                   4,800                     *
8740 Falls Chapel Way
Potomac, MD 20854

Jan McAlpin                                 12/19/98                   13,760                    *
12828 Broken Saddle Rd.
Knoxville, TN 37922

Jerry McAlpin                               12/19/98                   72,000                    *
c/o Michael Bloom
1110 Clifford Dr.
Kasota, MN 56050

Michael McCurdy                             12/19/98                   2,400                     *
533 Oak Hills Dr.
Hewark, TX 76071

Todd McDonough                              12/19/98                   16,000                    *
411 Twin View Dr.
Decorah, IA 52101

William McMenamon                           12/19/98                   40,000                    *
c/o Targa Realty
1110 Melville St., #1160
Vancouver, BC Canada V6E 4A6

Charles Menger, Jr.                         12/19/98                   4,000                     *
131 W. Huron Cir.
Nocona, TX 76255

Verlene Menger                              12/19/98                   4,000                     *
131 W. Huron Cir.
Nocona, TX 78255

Chris Micklatcher                           12/19/98                   23,200                    *
P.O. Box 535
Limerick, ME 04048

                                                 40

George Micklatcher                          12/19/98                   3,800                     *
P.O. Box 535
Limerick, ME 04048

Gary Moore                                  12/19/98                   6,000                     *
219 S. Orange Ave.
Rialto, CA 92376-6403

David Mumford                               12/19/98                   111,200                   *
7308 Moonlight View Ct.
Las Vegas, NV 89129

David Mumford, MD                           12/19/98                   8,800                     *
7308 Moonlight View Ct.
Las Vegas, NV 89129

Kevin Murphy                                12/19/98                   28,760                    *
25318 Lynbriar Ln.
Spring, TX 77373

Noella Murphy                               12/19/98                   3,200                     *
25318 Lynbriar Ln.
Spring, TX 77388-6003

Paul R. Myhill                              12/19/98                   33,600                    *
4257 Malone Ave.
The Colony, TX 75056

Natural Resources                           12/19/98                   1,200,000                 *
620 South Taylor
Amarillo, TX  79101

Walter Naftzger                             12/19/98                   80,000                    *
10 Glenkirk Ct.
Dallas, TX 75225

Edward Norman                               12/19/98                   4,000                     *
10340 Round Hill Rd.
Ft. Worth, TX 76131

Bradley Nuccio                              12/19/98                   2,200                     *
2848 NW 58TH St.
Seattle, WA 98017

                                                 41

Patrick O'Neal                              12/19/98                   800                       *
5846 Llano Ave.
Dallas, TX 75206

Sean O'Neill                                12/19/98                   400                       *
4001 Briarhaven Ct.
Ft. Worth, TX 76109

John Patterson                              12/19/98                   12,800                    *
1551 Black Road
Joliet, IL 60435

Lowell Peterson                             12/19/98                   24,000                    *
16376 CO Rd. #35 West
Cokato, MN 55321

Ronald Peterson                             12/19/98                   600                       *
13503 State Hwy 24 NW
South Haven, MN 55382

Pilares Oil & Gas 1                         12/19/98                   28,000                    *
3241 S. First St.
Abilene, TX 79605

Pilares Oil & Gas 2                         12/19/98                   444,000                   *
3241 S. First St.
Abilene, TX 79605

Richard Platt Roth IRA                      12/19/98                   9,200                     *
2201 N. Davison St.
Mitchell, SD 57301

Lynn Price                                  12/19/98                   8,000                     *
12680 Hillcrest Road, #233
Dallas, TX 75230

Alan Propp                                  12/19/98                   80,000                    *
5341 Ellsworth Ave.
Dallas, TX 75206

Steven Raetz                                12/19/98                   1,600                     *
4122 Hawthorne Ave.
Dallas, TX 75219

                                                 42

Rubin Rabinowitz                            12/19/98                   9,600                     *
5303 Wolf Ridge Rd.
Dayton, OH 45415

David Rasmussen                             12/19/98                   28,000                    *
943 L Ave.
Jefferson, IA 50129-7044

James Rasmussen                             12/19/98                   14,000                    *
1276- 190TH St.
Jefferson, IA 50129

David Rembert                               12/19/98                   9,000                     *
8235 Douglas Ave., #625
Dallas, TX 75225

Anthony Remedios                            12/19/98                   160                       *
c/o Cerisse Capital
1489 Marine Dr. W, #709
W. Vancouver, BC Canada V7T 1B8

Scott Ridge                                 12/19/98                   12,000                    *
301 Meadow Ct.
Glen Mills, PA 19342

Albert Santisteven                          12/19/98                   2,000                     *
P.O. Box 187
Lincoln City, OR 97367

Kenneth Sather                              12/19/98                   12,000                    *
4516 Hitching Post Lane
Plano, TX 75024

Larry Sather                                12/19/98                   1,150,000                 *
4516 Hitching Post Lane
Plano, TX 75024

Marcia Savage                               12/19/98                   20,000                    *
11 Skillman Lane
North Oaks, MN 55127-2155

Callie Schleider                            12/19/98                   4,800                     *
8620 Rosewood Dr.
College Station, TX 77845

                                                 43

Reg Schleider                               12/19/98                   86,400                    *
3409 Alexander
Waco, TX 76708

Rob Schleider                               12/19/98                   244,000                   *
8620 Rosewood Dr.
College Station, TX 77845

Robby Schleider                             12/19/98                   4,800                     *
8620 Rosewood Dr.
College Station, TX 77845

Robert Schleider, Jr.                       12/19/98                   8,000                     *
2001 Wenonah
Wichita Falls, TX 76309-2012

Robert Schleider/Nathan Shack               12/19/98                   73,200                    *
2001 Wenonah
Wichita Falls, TX 76309-2012

John Silva                                  12/19/98                   3,600                     *
c/o Gary Moor
219 S. Orange Ave.
Rialto, CA 92376-6403

William Smith                               12/19/98                   3,240                     *
820 1/2N. Edinburgh Ave.
Los Angeles, CA 90046

Leanne Stables                              12/19/98                   800                       *
8946 Lloyd Place
Los Angeles, CA 90046

LeRoy Stamer                                12/19/98                   4,000                     *
Route 3, Box 97
Hector, MN 55342

Jerry Steeley                               12/19/98                   11,588                    *
4455 Rushing Road
Dallas, TX 75287

Richard W. Stein IRA                        12/19/98                   6,080                     *
c/o Commercial Bank
210 Lawler Box 1366
Mitchell, SD 57301-1366

                                                 44

L. Jay Streetman                            12/19/98                   8,180                     *
3366 Oak Creek Dr.
Denton, TX 76205

Mike Sweeney                                12/19/98                   10,400                    *
203 N. Morada Ave.
W. Covina, CA 91790

Targa Capital                               12/19/98                   120,000                   *
c/o Targa Realty
1100 Melville St., Ste #1160
Vancouver, BC Canada V6E 4A8

Kermit Teig                                 12/19/98                   4,000                     *
504 Russell Ave.
West Union, IA 52175

Julia Theune                                12/19/98                   14,000                    *
10519 Redmond Rd.
Austin, TX 78739

Mark Tischler                               12/19/98                   5,760                     *
8205 Santa Monica Blvd., #1-243
Los Angeles, CA 90046

Murray Tischler                             12/19/98                   800                       *
20 Carlow Way
Hazlet, NH 07730

Hazel Tudor                                 12/19/98                   36,000                    *
9401 Slate Dr.
Las Vegas, NV 89134

Steve Vaughan                               12/19/98                   8,600                     *
5717 Chelsea Circle
Bryan, TX 77802

Jack Weiss                                  12/19/98                   16,000                    *
3620 Pallos Verdes
Dallas, TX 75229

Chris Whitver                               12/19/98                   4,000                     *
c/o Loren Whitver
118 Adams St.
West Union, IA   52175

                                                 45

Loren Whitver                               12/19/98                   208,000                   *
118 Adams
West Union, IA 52175

Mark L. Whitver                             12/19/98                   398,640                   *
6932 Greenville Ave., #164
Dallas, TX 75231

Earl Wilbert                                12/19/98                   2,000                     *
200 HWY 150 S.
West Union, IA 52175

James Williams                              12/19/98                   8,000                     *
304 Memory Lane
Edmond, OK 89129

J. Matt Williams                            12/19/98                   800                       *
5401 Overton Ridge Blvd., #1009
Ft. Worth, TX 78132

J. Mike Williams                            12/19/98                   3,000                     *
5503 Timber Green Dr.
Arlington, TX 75231

Frank Wilson                                12/19/98                   8,800                     *
3541 Sedwich
Las Vegas, NV 89129

Randy Wong                                  12/19/98                   1,280                     *
1583 Spyglass Cres.
Delta, BC Canada V4M 4E6

TOTAL                                                                  11,549,105

*The Share Exchange for Triad Compressor, Inc.

         The share exchange transactions listed above were made in the Plan and Agreement of Reorganization. The issuances were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended.

         A sale to Robert Kropf was made in reliance upon Section 4(2) as a private sale to a person who was then an officer and a director of the Company.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Nevada Revised Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:      July 28,  2000

                                     Janis R. Monroe, CEO & Director
                                     By:/s/Janis R. Monroe
                                     -----------------------

                                     James B. LaPorte, President & Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                                     Michael R. Bloom, Vice President & Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                                     Dr. Alan Propp, Vice President & Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                                     J. Scott Brosier, CFO and Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                                     Dr. Houston G. Wood, Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                                     Rob Schleider, Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                                     Chris Micklatcher, Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                                     Anthony R. Grindl, Director
                                     By:/s/Janis R. Monroe, by Power of Attorney
                                     -------------------------------------------

                             TRIAD INNOVATIONS, INC.
                          (A Development Stage Company)


                          Index to Financial Statements




                                              TRIAD INNOVATIONS, INC.
                                           (A Development Stage Company)
                                               FINANCIAL STATEMENTS

Cover Page                                                                                       F-1

Auditors Report for Consolidated Financial
Statements for December 31, 1999 and 1998                                                        F-2

Balance Sheet                                                                                    F-3

Statement of Operations                                                                          F-4

Statement of Cash Flows                                                                          F-5

Statement of Stockholders' Equity                                                                F-6

Notes to Financial Statements                                                                    F-7 - F-12



Interim Financial Statements dated March 31, 2000                                                F-13

Balance Sheet                                                                                    F-14

Statement of Operations                                                                          F-15

Statement of Cash Flows                                                                          F-16

Notes to Financial Statements                                                                    F-17-F-18



                             TRIAD INNOVATIONS, INC.
                        (Formerly Saker One Corporation)
                          (A Development Stage Company)

                        Consolidated Financial Statements

                           December 31, 1999 and 1998

                          CROUCH, BIERWOLF & CHISHOLM
                              SALT LAKE CITY, UTAH


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board
of Directors of Triad Innovations, Inc. and subsidiaries
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Triad Innovations, Inc. (a development stage company) (a Nevada corporation) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998 and for the period October 4, 1995 (Inception) to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triad Innovations, Inc. and subsidiaries as of December 31,1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the period October 4, 1995 (Inception) to December 31, 1999 then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has little operating capital and has had only startup operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Crouch, Bierwolf & Chisholm
Salt Lake City, Utah

April 12, 2000

                                              TRIAD INNOVATIONS, INC.
                                           (A Development Stage Company)
                                            Consolidated Balance Sheets

                                                      ASSETS
                                                                                          December 31,
                                                                         1999                  1998
                                                                   -------------------    -----------------

Current Assets

     Cash (Note 12)                                                $               389    $             177
                                                                   -------------------    -----------------
     Total                                                                         389                  177

Property, Plant & Equipment (Net)(Note 2)                                        1,372                2,305

Other Assets

     Patents (Note 7)                                                           28,720               23,342
                                                                   -------------------    -----------------
                                                                   $            30,481    $          25,824
                                                                   ===================    =================

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

     Accounts payable                                              $            63,697    $          69,206
     Taxes payable (Note 5)                                                       -                   1,657
     Short term debt-related party (Note 4)                                    364,103                4,900
                                                                   -------------------    -----------------
     Total                                                                     427,800               75,763

Commitments and Contingencies (Note 10)

Stockholders' Equity
     Common stock, 25,000,000 authorized
        $.001 par value, 14,536,306 and 14,125,320
        shares outstanding, respectively (Note 11)                              14,536               14,125
     Additional paid in capital                                              7,438,859            7,231,646
     Retained deficit accumulated during
        development stage                                                   (7,850,714)          (7,295,710)
                                                                   -------------------    -----------------
                                                                              (397,319)             (49,939)
                                                                   -------------------    -----------------
                                                                   $            30,481    $          25,824
                                                                   ===================    =================

                           See Accountant's Report and Notes to the Financial Statements

                                                        F-3

                                              TRIAD INNOVATIONS, INC.
                                           (A Development Stage Company)
                                       Consolidated Statements of Operations

                                                                                                     From
                                                                                                   Inception on
                                                                                  For the Year     (October 4,
                                                                                  Ended             1995) to
                                                                                  December 31,     December 31,
                                                                   1999              1998              1999
                                                               --------------     -------------    ------------

Revenue                                                        $         -        $        -       $       -

Expenses

     General, selling & administrative                                552,571            13,975         566,546
     Research & development (Note 8)                                        -           162,899         198,407
     Depreciation (Note 2)                                                933             1,561           5,070
     Oil & Gas leases (Note 6)                                          1,500             2,560           4,060
                                                               --------------     -------------    ------------

     Total Expenses                                                   555,004           180,995         774,083
                                                               --------------     -------------    ------------

Net (loss) from operations                                           (555,004 )        (180,995)       (774,083 )
                                                               --------------     -------------    ------------

Income Tax (Note 5)                                                      -                 -               -

Net Loss                                                       $     (555,004 )   $    (180,995)   $   (774,083 )
                                                               ==============     =============    ============

Net Loss Per Common Share (Note 16)                            $        (0.04 )   $       -
                                                               ==============     =============

Average Shares Outstanding (Note 16)                               14,365,062             -
                                                               ==============     =============



                           See Accountant's Report and Notes to the Financial Statements

                                                        F-4

                                              TRIAD INNOVATIONS, INC.
                                           (A Development Stage Company)
                                  Consolidated Statements of Stockholders' Equity

                                                                                     Additional      Retained
                                                               Common Stock          Paid in         Deficit
                                                  Shares            Par              Capital        Accumulated

Balance, October 4, 1995                               -       $         -        $        -       $       -

Net Loss for the year 1996                             -                 -                 -             (3,494 )

Net Loss for the year 1997                             -                 -                 -            (34,590 )

Net Loss for the year 1998                             -                 -                 -           (180,995 )

Debt relief on part of parent
 corporation before spinoff
 (Note 7 & 8)                                          -                 -              174,131            -

Issuance of shares of new parent
 corporation for acquisition of
 Fuge Systems, Inc. and Triad
 Compressor, Inc. (Note 1)                       14,125,320            14,125         7,057,515      (7,076,631 )
                                            ---------------    --------------     -------------      ----------

Balance, December 31, 1998                       14,125,320            14,125         7,231,646      (7,295,710 )

Shares issued for option conversion,
 June 1999 at $.50 per share (Note 15)              213,200               213           106,387            -

Shares issued for cash, June 1999
    at $.50 per share                               138,736               139            69,229            -

Shares issued for oil and gas property
   acquisition at $.50 per share (Note 9)            35,000                35            17,465            -

Shares issued for services, June 1999
    at $.50 per share (Note 4)                       25,000                25            12,475            -

Adjustments due to reverse stock split                 (950 )              (1)              -              -

Expenses paid by shareholder                           -                 -                1,657            -

Net Loss, December 31, 1999                            -                 -                 -           (555,004 )
                                            ---------------    --------------     -------------    ------------

Balance, December 31, 1999                       14,536,306    $       14,536       $ 7,438,859     $(7,850,714 )
                                            ===============    ==============       ===========     ===========


                           See Accountant's Report and Notes to the Financial Statements

                                                        F-5


                                              TRIAD INNOVATIONS, INC.
                                           (A Development Stage Company)
                                       Consolidated Statements of Cash Flows

                                                                                                       From
                                                                                                   Inception on
                                                                                  For the Year     (October 4,
                                                                                  Ended             1995) to
                                                                                  December 31,     December 31,
                                                                   1999                1998            1999
                                                               --------------     -------------    -------------
Cash Flow Provided (Used) by
   Operations

     Net (Loss)                                                $     (555,004 )   $    (180,995)   $   (774,083 )
     Depreciation                                                         933             1,561           5,070
     Decrease/Increase in:
       Accounts payable                                               281,583            65,871         393,991
        Expenses paid by others                                         1,657           117,659         122,810
        Expenses paid by stock                                         30,000              -             30,000
                                                               --------------     -------------    ------------
                                                                     (240,831 )           4,096        (222,212 )
Cash Flow Provided (Used) by
   Investing Activities

     Cash paid for patents                                             (5,378 )          (8,819)        (28,720 )

Cash Flow Provided (Used) by
   Financing Activities

     Related party loans                                               70,453             4,900          75,353
     Stock sales                                                      175,968              -            175,968
                                                               --------------     -------------    ------------
                                                                      246,421             4,900         251,321

Overall Increase (Decrease) in cash                                       212               177             389

Beginning Cash Balance                                                    177              -               -
                                                               --------------     -------------    ------------

Ending Cash Balance                                            $         389      $         177    $        389
                                                               =============      =============    ============

Supplementary Cash Flow Information:
     Cash Paid For:
          Interest                                             $         -        $        -       $       -
          Taxes                                                $        1,657     $        -       $      1,657

Stock Issued For:
     Acquisition of Oil & Gas Properties                       $       17,500     $        -       $     17,500
     Services rendered                                         $       12,500     $        -       $     12,500
     Conversion of debt                                        $      106,600     $        -       $    106,600


                           See Accountant's Report and Notes to the Financial Statements

                                                        F-6


                             Triad Innovations, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - Background and History

          Triad Innovations, Inc. (formerly Saker One Corporation)(Triad) was created on December 23, 1981 in the State of Utah. Over the years, Triad has engaged in various enterprises, none of which have been successful. In 1998, Triad acquired all of the outstanding stock of Triad Compressor, Inc. a Texas corporation, which owned 100% of the outstanding stock of Fuge Systems, Inc, a Texas corporation. In 1998, Triad created, and later merged with, a Nevada subsidiary.

          Triad Compressor (Compressor) was organized on February 20, 1996 as a wholly owned subsidiary of Intelligent Design Systems, Inc. (IDS). Compressor became a separately owned company when IDS declared a dividend and distributed Compressor stock to IDS stockholders. Triad then acquired all the outstanding stock from IDS stockholders at a special stockholders meeting on December 21, 1998.

          Fuge Systems, Inc. was created on October 4, 1995 as a wholly owned subsidiary of IDS, which was then spun off as a wholly owned subsidiary of Compressor in November 1998.

          Together, all three corporations, Triad, Compressor and Fuge, constitute a consolidated group of corporations known as the Company. All intercompany accounts and financial transactions have been eliminated.

          The primary asset of Compressor is a compressor that is an engine device that is intended to be operated using a mix of gaseous fuel such as natural gas that can be used in the gas industry and other applications. In 1999, the Company abandoned all research on the compressor and all costs of acquiring a patent on the process has been written off.

          The  primary  asset  of  Fuge  is  a  gas   centrifuge   for  multiple
          applications in the oil and gas industry.

          Both products are still in the development stage and all expenses related to the research and development are expensed as incurred. Neither product has reached the commercially viable state and while all activities are directed to that end, the Company is considered to be a development stage company and all financial activity of that stage is reported since inception as defined by SFAS #7.

NOTE 2 - Property, Plant and Equipment

          In 1996, the parent company of Triad  Compressor  contributed  various
          office   and   computer  equipment  for   its  operations  ($8,269  in
          original cost).

                             Triad Innovations, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 2 - Property, Plant and Equipment (continued)

          The Company capitalizes all purchases with an estimated useful life beyond the year of purchase and capitalizes any expenditures which extends the life of existing equipment. Office and Computer Equipment is being depreciated over five years at a double declining balance method. Office and computer equipment consists of the following:

                                                 December 31,
                                          1998                1999
                                        -------------      -----------
      Office and Computer Equipment        $  8,269      $     8,269
      Less: Accumulated Depreciation         (5,964)          (6,897)
                                        -------------      -----------
                                           $  2,305      $     1,372
                                        =============      ===========

          Depreciation   expense   for  1998  and  1999  was  $1,561  and  $933,
          respectively.

NOTE 3 - Use of Estimates in Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, revenues and expenses involve reliance on management's estimates. Actual results could differ from those estimates.

NOTE 4 - Short Term Debt - Related Party Transactions

          During the current year ended December 31, 1999, certain officers and/or directors of the Company made cash advances to the Company or paid amounts to third parties on behalf of the Company. The amounts owing to these individuals at December 31, 1999 were:

                  Jim La Porte - President & Board of Directors      $    40,487
                  Scott Brossier - CFO & Board of Directors          $    10,000
                  Mike Bloom - Exec. V.P. & Board of Directors       $    20,899
                  Houston Wood -  Board of Directors                 $         -
                  Alan Propp - Secretary & Board of Directors        $     8,800
                  Natural Resources Limited Company                  $    30,000

          In addition, Houston Wood and Alan Propp were granted 50,000 options each at $5.00 per share for services to the board of directors. Alan Propp is also paid $400 per day for each day he performs services for the Company. Houston Wood was issued 25,000 shares valued at $0.50 per share for services to the board of directors.

                             Triad Innovations, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 4 - Short Term Debt - Related Party Transactions (continued)

          Messrs. La Porte, Bloom and Brosier are covered by 3 year employment agreements which began in January 1999 and expire in December 2001.The three agreements carry similar provisions except that Mr. Brosiers' 1st year compensation is set at $50,000 and increases during the second and third years to $100,000 per year, or the amount of Messrs LaPorte and Bloom compensation. All three officer have the right after January 1, 2000 to convert any unpaid base compensation to common stock at $.25 per share. These officers also receive a $750 per month auto allowance and insurance benefits. At December 31, 1999, the three officers had $229,167 due to them in accrued compensation and $24,750 in accrued auto allowances. Any unpaid base compensation in years 2 and 3 of the employment agreements is convertible at 50% of the weighted monthly average trading value of the Company's common stock.

          In the event of disability the officers are entitled to full compensation under the agreement for a period of 12 months and 75% of compensation for the remainder of the agreement term.

          In the event of death of an officer during the term of the agreement, the Company is obligated to pay, within 180 days, to the estate or beneficiary of the officer an amount equal to the lesser of full compensation for 12 months or the remaining term of the agreement.

          The officers may terminate their agreements with 90 days notice to the Company's Board of Directors.

          The Company may terminate the agreements for a cause which is not corrected by the officer within 30 days. Cause is deemed to be only 1) absence from the Company for reasons other than illness or injury for a period of more than 20 days, 2) Conviction of a crime punishable by imprisonment, 3) Gross negligence or misconduct determined to the Company.

NOTE 5 - Income Taxes

          The  Company  adopted   Statement  of  Financial   Standards  No.  109
          "Accounting for Income taxes" in the fiscal year ended December 31, 1998 which was applied retroactively.

          Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

          Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences at December 31, 1999 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

                             Triad Innovations, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 5 - Income Taxes (continued)

          The Company has cumulative net operating loss carryforwards of over $7,800,000 at December 31, 1999. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is highly improbable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at December 31, 1998 and 1999 have been offset by valuation reserves of the same amount. Minimum state taxes were accrued through 1997. No state taxes were owed in 1998 and 1999.

NOTE 6 - Leasehold Commitment

          In late 1998, the Company acquired from various individuals, three leaseholds on property for oil and gas exploration rites. One of the leaseholds is for 1,920 acres, and two of the leaseholds are for 640 acres. The yearly leasehold commitments are $1,920 for the 1,920 acre parcel and $640 for the two 640 acre parcels. The first lease expires in September 2000, the other two leases expire in December 2000.

NOTE 7 - Patent

          In 1996, 1997 and 1998, the former parent corporation of Triad Compressor expended funds for the patent research, legal and filing fees for the compressor and centrifuge and being developed by the Company. Once the patent is issued, the costs will be amortized over the estimated useful and commercial life of the products. All costs incurred for the patent were contributed to the respective subsidiaries before the spinoff to the shareholders of Triad Compressor and subsequent acquisition by the new parent corporation. In 1999, the Company abandoned the compressor development and all patent costs attributed to the compressor were written off.

NOTE 8 - Research and Development Costs

          In  1996,  1997 and  1998,  the  former  parent  corporation  of Triad
          Compressor expended funds for the research and development costs of the compressor and centrifuge being developed by the Company. Research and development costs incurred were $3,494, $32,014 and $162,899 for 1996, 1997 and 1998. No research and development costs have been expended in 1999. All costs incurred for the research and development costs were contributed to the respective subsidiaries before the spinoff to the shareholders of Triad Compressor and subsequent acquisition by the new parent.

NOTE 9 - Purchase of Subsidiary

          In 1999, the Company acquired all of the outstanding stock of Prentice Oil & Gas, Inc. The primary assets of Prentice is a series of oil and gas fields (3,200 acres) in Kimball County, Texas. The Company currently estimates that the value of the oil and gas fields of Prentice are worthless and has written off the $17,500 acquisition cost.

                             Triad Innovations, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 10 - Commitments and Contingencies

          In case #98-01892-G, filed in the 134th District Court of Dallas County, Texas, PAC Technology, Inc. sued the Company in 1999, potentially alleging breach of contract, denuding corporate assets, fraud, conspiracy to defraud, fraudulent transfer of assets, conspiracy to fraudulently transfer assets, violations of the Texas Business Corporation Act and rights to attorneys fees arising out of a debt allegedly owed to PAC Technology, Inc. by a former affiliate of the Company, Intelligent Drive Systems, Inc. As part of the claim, PAC Technology, Inc. claimed that shares in the Company were improperly transferred to avoid the alleged debt. PAC Technology, Inc. non-suited the Company with prejudice following the Company's filing of a motion for summary judgement. The non-suit of Triad occurred on January 10, 2000 and was entered by the court on January 19, 2000.

NOTE 11 - Change in Authorized Capital Stock

          In September 1999, the Triad filed amended articles of incorporation to change the authorized capital stock to 25,000,000 authorized shares from 15,000,000 authorized shares. The change is reflected in the financial statements.

NOTE 12 - Cash and Cash Equivalents

          The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 13 - Going Concern

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The Company is currently seeking equity funding through private placements to raise sufficient funds to continue operations and fund its ongoing research and development activities.

NOTE 14 - Subsequent Event

          PAC Technology, Inc. Non-suited Triad Innovations on January 10, 2000 which was entered by the court on January 19, 2000. The non-suit had no negative effect on Triad.

                             Triad Innovations, Inc.
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998
NOTE 15 - Options

          STOCK OPTION PLANS - The Company has awarded options for the purchase of common stock to the following individuals:

          - 35,200 restricted shares to a director for $0.25 per share for services rendered in 1999. The services were valued at $8,800. These options are exercisable at the option of the director at any time.

          - 50,000 restricted shares each to two directors for $5.00 per share. The options expire on January 25, 2001 (provisions for cancellation upon removal or resignation).

          - 60,800 restricted shares to two board of directors for advances to the Company in the amount of $30,400 at $.50 per share. The options are exercisable at anytime and have no expiration date.

          A summary of stock option are as follows:

         OPTIONS:                                         1999
                                                 --------------------------
                                                               Weighted
                                                     Number     Average
                                                     Of        Exercise
                                                     Shares     Price
                                                 --------------------------
           Outstanding at beginning of year               -           $  -
           Granted                                   196,000           2.75
           Exercised                                      -              -
           Canceled                                       -              -
                                                 ------------  -------------
           Outstanding at end of year                196,000  $        2.75
                                                 ============  =============
           Exercisable at end of year                196,000  $        2.75
                                                 ============  =============

          As permitted by SFAS #123 "Accounting for Stock-Based Compensation," the Company has elected to account for the stock option plans under APB #25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these plans when options were issued at equal to or more than fair market value.

          In addition, after January 1, 2000, three officers have the option of converting $229,167 in unpaid base compensation to common stock at $0.25 per share.

NOTE 16 - Earnings Per Share / Average Outstanding Shares

          The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements. Basic and diluted earnings per share calculations are the same since any calculation of additional outstanding shares from exercisable stock options (135,200) would be anti-dilutive.

                             TRIAD INNOVATIONS, INC.
                          (A Development Stage Company)
                          INTERIM FINANCIAL STATEMENTS
                                 March 31, 2000
                                   (Unaudited)

                                 TRIAD INNOVATIONS, INC.
                              (A Development Stage Company)
                                     BALANCE SHEET
                                    March 31, 2000
                                      (Unaudited)

                                                                             31-Mar          31-Dec
                                                                              2000            2000
                                                            --------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                                        $ 359          $ 389
  Prepaid services                                                                22,511              -
                                                            --------------------------------------------

Total current assets                                                              22,870            389

Property Plant & Equipment (Net)                                                   1,144          1,372

Other Assets
Patents                                                                           28,720         28,720
                                                            --------------------------------------------

TOTAL ASSETS                                                                    $ 52,734       $ 30,481
                                                            ============================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts Payable                                                                $ 67,658       $ 63,697
Short-Term Debt (related party)                                                  451,101        364,103
                                                            --------------------------------------------
TOTAL CURRENT LIABILITIES                                                      $ 518,759      $ 427,800

STOCKHOLDERS' EQUITY
  Common Stock, $0.001 par value; 25,000,000 shares
  authorized; 14,536,306 shares issued and outstanding
  at December 31, 1999; 14,842,306 shares issued and
  outstanding at March 31, 2000                                                   14,843         14,536

Additional paid-in capital                                                     7,541,553      7,438,859
Deficit accumulated during the development stage                              (8,022,421)    (7,850,714)
                                                            --------------------------------------------
                                                                                (466,025)      (397,319)
                                                            --------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 52,734       $ 30,481
                                                            ============================================

               The accompanying notes are an integral part of the financial statements

                                                F-14

                                        TRIAD INNOVATIONS, INC.
                                   (A Development Stage Company)
                               Consolidated Statement of Operations
                                            March 31, 2000
                                             (Unaudited)
                                                                                For the three  For the twelve For the period
                                                                                months ended   months ended   from inception
                                                                                March 31, 2000 December 31,   (October 4,
                                                                                                   1999       1995) to March
                                                                                                              31, 2000
                                                                                --------------------------------------------


Revenue                                                                              $ -            $ -             $ -

Expenses

  General, selling & administrative                                              171,479        552,571         738,025
  Research & development                                                               -              -         198,407
  Depreciation                                                                       228            933           5,298
  Oil & Gas leases                                                                     -          1,500           4,060
                                                                                --------------------------------------------

  Total Expenses                                                                 171,707        555,004         945,790

Net (loss) from operations                                                      (171,707)      (555,004)       (945,790)

Income Tax                                                                             -              -               -

Net Loss                                                                        (171,707)      (555,004)       (945,790)

Net Loss Per Common Share                                                          (0.01)

Average Shares Outstanding                                                                   14,365,062


                    The accompanying notes are an integral part of the financial statements

                                                        F-15

                                                TRIAD INNOVATIONS, INC.
                                             (A Development Stage Company)
                                                STATEMENT OF CASH FLOW
                                                    March 31, 2000
                                                      (Unaudited)

                                                                                For the three  For the twelve
                                                                                months ended   months ended
                                                                                March 31, 2000 December 31, 1999
                                                                                --------------------------------------------

Cash Flow Provided (Used) by
  Operations
    Net (Loss)                                                                  (171,707)      (555,004)
    Depreciation                                                                     228            933
    Decrease/Increase in:
     Accounts Payable                                                              3,962        281,583
     Expenses paid by others                                                           -          1,657
     Expenses paid by stock                                                      100,000         30,000
                                                                                --------------------------------------------

                                                                                 (67,517)      (240,831)
Cash Flow Provided (Used) by
  Investing Activities
    Cash paid for patents                                                                        (5,378)
    Stock paid for prepaid services                                              (22,511)

Cash Flow Provided (Used) by
  Financing Activities
   Related Party Loans                                                            86,998         70,453
   Stock sales                                                                     3,000        175,968
                                                                                --------------------------------------------
                                                                                  89,998        246,421

Overall Increase (Decrease) in cash                                                  (30)           212

Beginning Cash Balance                                                               389            177
                                                                                --------------------------------------------

Ending Cash Balance                                                                $ 359          $ 389
                                                                                ============================================
Supplementary Cash Flow Information:
  Cash Paid for:
    Interest                                                                         $ -            $ -
    Taxes                                                                            $ -        $ 1,657

Stock Issued for:
  Acquisition of Oil & Gas Properties                                                          $ 17,500
  Services rendered                                                            $ 100,000       $ 12,500
  Conversion of debt                                                             $ 3,000      $ 106,600

                         The accompanying notes are an integral part of the financial statements

                                                         F-16

                             TRIAD INNOVATIONS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000
                                   (Unaudited)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full-time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses that have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

ACCOUNTING METHOD
The Company records income and expenses on the accrual method.

FISCAL YEAR

The board of directors shall establish the fiscal year of the corporation.

LOSS PER SHARE

Loss per share was computed using the weighted average number of shares outstanding during the period. Shares issued to insiders in anticipation of a public offering have been accounted for as outstanding since inception.

FINANCIAL INSTRUMENTS
Unless  otherwise  indicated,   the  fair  value  of  all  reported  assets  and
liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amount.

ORGANIZATION COSTS
Costs to incorporate the Company were expenses as incurred.

STATEMENT OF CASH FLOWS
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

                             TRIAD INNOVATIONS, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 March 31, 2000
                                   (Unaudited)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

USE OF ESTIMATES
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

CONSIDERATION OF OTHER COMPREHENSIVE INCOME ITEMS
SFAF 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the year ended December 31, 1998, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

STOCK BASIS

Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.

MANAGEMENT'S REPRESENTATION OF INTERIM FINANCIAL INFORMATION

The accompanying interim financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of managements, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature.

                                INDEX TO EXHIBITS

SK#

         3.1     Articles of Incorporation of Triad Compressor, Inc.
                 a Texas corporation
         3.2 Articles of Incorporation of Saker One Corporation, a Nevada corporation
         3.3     Articles of Amendment of Triad Compressor, Inc.
                 Changing name to Triad Innovations, Inc.
         3.4     Articles of Amendment of Triad Compressor, Inc.
                 Changing share amount
         3.5     Articles of Incorporation of Gas Centrifuge Invention, Inc.
         3.6 Articles of Amendment of Gas Centrifuge Invention, Inc. Changing name to Fuge Systems, Inc.
         3.7     Certificate of Amendment of Fuge Systems, Inc.
         3.8     Articles of Amendment of Saker One Corporation
         3.9 Articles of Merger of Saker One Corporation, a Utah corporation and Saker One Corporation, a Nevada corporation
         3.10    Bylaws of Saker One Corporation, a Nevada corporation
         3.11    Bylaws of Triad Innovations, Inc., a Nevada corporation
         3.12    Bylaws of Fuge Systems, Inc.
         10.1    Stock Exchange Agreement
         10.2    Agreement of Reorganization
         10.3    United States Patent
         10.4    Assignment - Michael R. Bloom
         10.5    Shareholder Consent Agreement
         10.6    Plan of Merger
         10.7    Triad Innovations, Inc./Stancil & Co. Agreement
         10.8    Triad Compressor, Inc./Houston Wood Agreement
         10.9 Employment Agreements with James B. LaPorte, Michael Bloom and Scott Brosier
         10.10   Compensation Agreement for Alan Propp
         10.11 Contribution Agreements with James B. LaPorte, Kaden Gordon Group, Michael R. Bloom, and Natural Resources Limited
         10.12 Conditional Stock Option Agreements with Janis R. Monroe and Rosemary Albrecht

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